Filed by Alithya Canada inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Edgewater Technology, Inc. (Commission File No. 000-20971)
September 12, 2018

Combination of Alithya Group and Edgewater Technology A New North American Digital Technology Consulting Leader

DISCLOSURE This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the shareholders of each of Alithya Group Inc. (“Alithya”) and Edgewater Technology, Inc. (“Edgewater”) for their consideration. A newly formed holding company (“New Alithya”) has filed a Registration Statement on Form F-4 that includes a preliminary prospectus/proxy statement for Edgewater’s shareholders, which has been jointly prepared by Alithya and Edgewater. That preliminary prospectus/proxy statement is not complete and is subject to change. Alithya also plans to mail its shareholders a management proxy circular in connection with the proposed transaction. Edgewater, Alithya and New Alithya may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and securityholders may obtain free copies of the prospectus/proxy statement and other documents containing important information about New Alithya, Alithya and Edgewater once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Edgewater will be available free of charge on Edgewater’s website at http://www.edgewater.com/ under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting Edgewater by e-mail at ir@edgewater.com, or by phone at (781) 246-3343. New Alithya, Alithya and Edgewater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Edgewater in connection with the proposed transaction. Information about the directors and executive officers of Edgewater is set forth in Edgewater’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017, which was filed with the SEC on April 27, 2018. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available. 2

DISCLOSURE FORWARD LOOKING STATEMENT This presentation contains forward-looking statements, which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995, that are not limited to historical facts, but reflect Alithya’s and Edgewater’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies (including the timing of realizing such synergies) of the proposed transaction, the tax treatment of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction, the combined company’s plans, objectives, future opportunities for the combined company, future financial performance and operating results and any other statements regarding Alithya’s and Edgewater’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Alithya’s or Edgewater’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Alithya’s and/or Edgewater’s shareholders; the timing to consummate the proposed transaction; conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory or court approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Alithya and Edgewater; the effects of the business combination of Alithya and Edgewater following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of the combined company to realize such synergies (including the timing of realizing such synergies) and other benefits; expectations regarding regulatory approval, if required, of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through Edgewater’s web site at http://www.edgewater.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the proposed transaction are more fully discussed in the prospectus/proxy statement that is included in the Registration Statement on Form F-4 that has been filed with the SEC in connection with the proposed transaction. Each of Alithya and Edgewater does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation may refer to non-IFRS or non-GAAP financial measures, including EBITDA and Adjusted EBITDA, that are not prepared in accordance with the International Financial Reporting Standards or the accounting principles generally accepted in the United States and that may be different from non-IFRS or non-GAAP financial measures used by other companies. Reconciliations of these non-IFRS or non-GAAP financial measures to the most directly comparable IFRS or GAAP financial measures, as the case may be, are included elsewhere in this presentation. 3

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY ALITHYA AND EDGEWATER COMBINE TO CREATE A NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY WITH OVER 2,000 PROFESSIONALS UNDER THE LEADERSHIP OF PAUL RAYMOND, CURRENT CEO OF ALITHYA 4

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY

PROVEN CONSOLIDATOR WITH A HISTORY OF SUCCESSFUL EXECUTION AND INTEGRATION OF M&A TRANSACTIONS

***Alithya** has achieved ~550% revenue growth and significant margin expansion since 2012*

1992
CIA founded by ex-Desjardins employees

1992-2011
Growth from 10 to 200 consultants

SINAPSE

2011 - 2013

- Paul Raymond and Pierre Turcotte join Alithya
- Acquisition of SYNAPSE, virtually doubling Alithya's size and expanding its services offering to the public sector as well as technology strategy and architecture
- Rebranding to Alithya

Groupe conseil OSI

TELUS PROFESSIONAL SERVICES

2015

- Acquisition of TELUS Professional Services, adding 94 professionals to Alithya's headcount
- Acquisition of OSI Groupe Conseil, bringing the total number of consultants to 1,200

PRO2P

2016

- Acquisition of Pro2p, an expert in integration and customized development of Oracle solutions
- Added new segment with significant growth opportunities

SWI

2017

- Acquisition of SWI, a full-service software and engineering consulting firm operating primarily in the financial, energy and transportation sectors

EDGEWATER

2018

- Combination with Edgewater, an expert in both Microsoft Dynamics and Oracle enterprise solutions expanding its geographic footprint
- Creates a new North American leader in the digital technology consulting industry

Alithya EDGEWATER

5

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY SEASONED MANAGEMENT TEAM WITH TRACK RECORD OF SUCCESSFUL ORGANIC AND INORGANIC GROWTH PAUL RAYMOND PRESIDENT AND CEO 30+ Years of Experience Oversees strategy, organizational development and accelerated growth at Alithya Recipient of 2016 Entrepreneur of the Year Award from EY Québec in the I.T. category Held several key senior management positions at CGI Ran part of CGI U.S. Operations for 11+ years based out of Boston Member of OIQ and Institute of Corporate Directors President of the Québec Technology Association NATHALIE FORCIER ASSISTANT CHIEF LEGAL OFFICER & CORPORATE SECRETARY 20+ Years of Experience Responsible for the execution of Alithya’s strategic plan and legal matters pertaining to business and labour law Strong expertise in Corporate Law, Mergers & Acquisitions, Securities and Intellectual Property Held the positions of Director, Legal at CAE and Vice-President, Legal Affairs at CGI CLAUDE ROUSSEAU CHIEF OPERATING OFFICER 30+ Years of Experience Responsible for the execution of Alithya’s strategic plan and leads all business units of Alithya including Québec, Canada and internationally Strong operational expertise and background in information technology Held a series of key executive positions at national telecommunication companies ROBERT LAMARRE CHIEF INFORMATION OFFICER 25+ Years of Experience Responsible for the execution of Alithya’s strategic plan, digital technology, integration of acquisitions and real estate Held various senior management positions at CGI over a 20+ year period Was in charge of the operations for CGI’s U.S. North East business unit Significant acquisition integration expertise Leads the Oracle ERP Cloud implementation at Alithya CLAUDE THIBAULT CHIEF FINANCIAL OFFICER 20+ Years of Experience Responsible for the execution of Alithya’s strategic plan and manages the Company’s finances Strong financial experience with both public and private companies operating in diversified industries in Canada Held many senior roles including CFO at Group DCM, Nuera, Mediagrif Interactive Technologies, PPT Poly Canada, Aptilon and Malofilm Communications RUSSELL SMITH SENIOR LEADER, ALITHYA U.S.A. 25+Years of Experience Responsible for leading the strategic direction, operations, and growth of Alithya’s U.S. operations Was previously President at Edgewater Fullscope Joined Fullscope when RedKlay, a company he cofounded, was acquired by Fullscope, which was subsequently acquired by Edgewater Played an integral role in executing the business strategy that led Fullscope to be a nationally recognized, leading Microsoft Dynamics partner 6

ALITHYA GROUP INC. BUSINESS OVERVIEW Alithya is a leading Canadian strategy and digital technology consulting firm offering a full range of services in strategy, architecture, organizational performance, transformation and solution delivery 1,600 professionals and incorporated contractors spanning 10+ offices globally Proven, serial consolidator with strong track record of acquiring and successfully integrating companies Demonstrated strong growth over the past few years, with organic revenue growth of 13% in FY2018 (1) Founded in 1992 and headquartered in Québec, Canada Alithya’s Existing clients Three Levers Operational of Growth efficiencies Existing services New sectors New clients New services & New services & areas of practice areas of practice New locations 1) Fiscal-Year 2018 ended March 31, 2018. GEOGRAPHIES Vancouver 10+ OFFICES IN NORTH AMERICA Québec AND EUROPE Calgary Ottawa Montréal Paris Toronto Toulouse Aix-en-Provence Chicago Sophia Antipolis Alithya Offices Partnership STRATEGIC PARTNERS KEY CLIENTS 7

ALITHYA GROUP INC. REPEAT BUSINESS IS AT THE CENTER OF ALITHYA’S STRATEGY Repeat business with Alithya’s top clients is a testimony of its success FY2016 C$105M C$83M FY2016 Top 8 Client Revenue Growth of 40.3% FY2017 (1) Top 8 Customers Revenues Other Revenues C$152M C$116M FY2017 Top 8 Client Revenue Growth of 24.7% FY2018 C$207M C$144M FY2018 8

EDGEWATER TECHNOLOGY, INC. BUSINESS OVERVIEW Edgewater helps the C-suite drive transformational change through its unique selection of business and technology services and channel-based solutions Delivering both on premise and in the cloud, Edgewater offers two major channel-based services In the Oracle channel, Edgewater Ranzal, an Oracle Platinum Consulting Partner, provides Business Analytics solutions leveraging Oracle EPM, BI, and Big Data technologies In the Microsoft channel, Edgewater Fullscope delivers innovative Microsoft ERP, CRM and BI solutions. The award-winning company is one of the largest resellers of Microsoft Dynamics 365 (formerly Dynamics AX and CRM) Key Levers of Organic Growth GEOGRAPHICAL EXPAND SERVICE / CLOUDIZATION EXPANSION PRODUCT OFFERING KEY PARTNERS KEY CLIENTS GEOGRAPHIES PAN NORTH-AMERICAN REACH WITH A FOOTHOLD IN EUROPE 9

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY COMPLEMENTARY EXPERTISE EXPERTISE EXPERTISE EPM Analytics BI ERP CRM Business analysis | Architecture | System development | Infrastructure | Project management | Exploitation | ERP | Data analytics | Investment management | Strategic advisory and governance PRACTICES PARTNERS MACHINE LEARNING BI COMBINED ENTITY VERTICALS FINANCE ENERGY TRANSPORTATION HEALTH PUBLIC SECTOR TELECOMMUNICATIONS INSURANCE MANUFACTURING RETAIL & DISTRIBUTION 10

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY

COMPLEMENTARY EXPERTISE

Alithya

US$161M IN REVENUE (1)

US$19.4M IN ADJUSTED BUSINESS UNIT EBITDA (1)

Corporate Expenses
US$11.6M (1)

+

EDGEWATER RANZAL | **EDGEWATER FULLSCOPE**

US$103M IN REVENUE (2)

US$10.3M IN ADJUSTED BUSINESS UNIT EBITDA (2)

Normalized Corporate Expenses
US$8.4M (3)
Expected to be reduced through integration with Alithya corporate infrastructure (4)

Classic Consulting
Sold in July 2018

1) Fiscal-Year 2018 ended March 31, 2018; Reconciliation from Net Income to Adjusted Business Unit EBITDA included in the Appendix to this presentation.
2) Twelve months ended March 31, 2018; Reconciliation from Operating Income to Adjusted Business Unit EBITDA included in the Appendix to this presentation; Amounts represent the combined Revenue and Adjusted Business Unit EBITDA of Edgewater Fullscope and Edgewater Ranzal, excluding Classic Consulting and Corporate Expenses.
3) Reconciliation from audited 2017 Corporate Expenses to Normalized Corporate Expenses included in the Appendix to this presentation.
4) Such reduction is based on the current expectations of Alithya and Edgewater. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decision.

Note: Alithya financials were prepared under IFRS. Edgewater financials were prepared under U.S. GAAP. Accordingly, the financial results of the two entities reflected in this presentation may not be directly comparable. Average exchange rate for LTM March 31, 2018 applied: C$ = 0.78 US$. All numbers in US$.

Alithya EDGEWATER 11

TRANSACTION OVERVIEW ATTRACTIVE NEAR-TERM AND LONG-TERM VALUE CREATION FOR EDGEWATER SHAREHOLDERS Announcement Date Value at Closing March 16, 2018 Estimated US$16.1M Special 1 Share of 1.3118 Shares of Cash Dividend EDGW New Alithya (2) (~US$1.08 per Share) (2,3) Edgewater EDGW Closing (1) shareholders will Price of US$5.10 own ~42% (2) of New Alithya 1) EDGW closing price as of September 10, 2018. 2) Subject to adjustments as described in the arrangement agreement. Current estimate based on updated forecasts of Edgewater’s “Net Cash” as of the closing of the transaction. The payment of the special dividend is also subject to various conditions as further describes in the prospectus/proxy statement for this transaction. 3) Estimated using Edgewater’s Fully Diluted Outstanding Shares using in-the-money options as at September 10, 2018. 12

TRANSACTION OVERVIEW PRO FORMA ECONOMIC OWNERSHIP & VOTING INTEREST Former Alithya shareholders with economic interest above 5% following the transaction, certain former Edgewater shareholders as well as all directors and officers are expected to enter into lock-up agreements for a 12-month period following closing PRO FORMA ECONOMIC OWNERSHIP OF PRINCIPAL SHAREHOLDERS Board members, Other Former Alithya management and Shareholders, 15.2% related entities, 16.2% Capital Régional et Coopératif Desjardins , 9.9% Other Former Edgewater Shareholders, 23.8% Industrielle Alliance, 8.3% Investissement Ancora Advisors, 4.2% Québec, 8.1% GAMCO Investors, Ariel Investments, 6.2% 8.1% PRO FORMA VOTING INTEREST OF PRINCIPAL SHAREHOLDERS Other Shareholders, 17.2%(1) Former Edgewater (2) Shareholders, 17.5% Board members, management and related entities, 65.3% 1) Includes Capital Régional et Coopératif Desjardins, Industrielle Alliance, Investissement Québec and other former Alithya shareholders. 2) Includes Ancora Advisors. GAMCO Investors, Ariel Investments and other former Edgewater shareholders. Note: Economic Ownership and Voting Interest information as per the F-4, based on basic shares outstanding and an exchange ratio of 1.3118. 13

TRANSACTION OVERVIEW

KEY HIGHLIGHTS

Consideration	• Edgewater shareholders will be paid **a special cash dividend of US$16.1M** [(1)] • Upon closing, current Alithya shareholders will be issued shares in New Alithya representing **approximately 58%** [(1)] **of New Alithya** and current Edgewater shareholders **will own approximately 42%** [(1)] **of New Alithya,** representing 1.3118 shares of New Alithya shares per Edgewater share
Capital Structure	• Total Net Debt of New Alithya at closing is expected to be ~US$42M [(2)]
Closing	• **Transaction expected to close in the fourth calendar quarter of 2018** [(3)]
Plan of Arrangement	• Alithya and Edgewater will implement the combination by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (Québec) and merger pursuant to the Delaware General Corporation Law (together, the "Arrangement") • Upon completion of the Arrangement, the combined company will retain the name of **Alithya Group inc.** and is expected to be **listed on NASDAQ and the TSX**
Management & Governance	• Paul Raymond, the CEO of Alithya, and Pierre Turcotte, the Chairman of the Board of Alithya, will, respectively, become the CEO and the Chairman of the Board of New Alithya • The Board of Directors of New Alithya will be comprised of 9 Directors of which 6 will be Alithya-appointed and 3 will be Edgewater-appointed • Dual-share structure: Subordinate Voting Shares comprised of 1 vote per share and Multiple Voting Shares comprised of 10 votes per share earmarked for Pierre Turcotte, Paul Raymond and Ghyslain Rivard (Alithya Founder and Director), directly or indirectly
Key Institutional Shareholders	• Capital Régional et Coopératif Desjardins, Industrielle Alliance, Investissement Québec and Ancora will retain significant equity stakes in New Alithya

1) Subject to adjustments as described in the arrangement agreement. Current estimate based on updated forecasts of Edgewater's "Net Cash" as of the closing of the transaction. The payment of the special dividend is also subject to various conditions as further describes in the preliminary prospectus/proxy statement for this transaction..
2) See the disclaimer relating to forward looking statements on page 3 of this presentation. Current estimate based on updated forecasts and available information.
3) Subject to Edgewater & Alithya shareholder approval and satisfaction of customary closing conditions, including receipt of requisite court approval and registration and listing of New Alithya shares.

Note: C$ = 0.78 US$.

Alithya EDGEWATER

14

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY ATTRACTIVE NEAR-TERM VALUE CREATION THROUGH SIGNIFICANT COST SYNERGIES US$5M OF IDENTIFIED NEAR-TERM RUN RATE COST AND OPTIMIZATION SYNERGIES (1) Operational Cost management, efficiency improvements and productivity enhancements across the combined Optimization entity’s operations Combined Alithya to absorb Edgewater’s current corporate Corporate functions including back office human resources, financial, customer relationship management onto one Overhead common platform that spans geographies 75%+ of synergies expected to be realized within 6 months of closing (1) after 6 100% of synergies expected to be realized within 12 months of closing (1) months Non-recurring integration costs of approximately US$3.6M (1) 1) Synergies are estimates based on the current expectations of Alithya and Edgewater. No assurance can be given that the combined company will achieve the expected synergies and Alithya’s and Edgewater’s expectations may change. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decisions. 15

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY REVENUE UPSIDE POTENTIAL FROM CROSS-SELLING OPPORTUNITIES POTENTIAL REVENUE AND CROSS-SELLING SYNERGIES Product Cross-Selling Opportunities Breadth of Offering ERP BI / ANALYTICS PROJECT MANAGEMENT STRATEGIC CONSULTING EPM CRM Strategic Partners Pan-North American Platform for Further Growth 16

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY GEOGRAPHIC DIVERSIFICATION New Alithya is expected to leverage its considerable geographical diversification Alithya – March 31, 2018 Canada France 5.1% Revenues of ~US$161M 94.9% New Alithya (Pro Forma) – March 31, 2018 Canada U.S. France Other 3.1% 1.4% 34.1% Pro Forma Revenues of ~US$264M 61.4% Note: Alithya financials were prepared under IFRS; Alithya financials for the fiscal year ended March 31, 2018 are audited; Pro forma financial information as at March 31, 2018 is based on Alithya’s audited financials for the fiscal year ended March 31, 2018 and Edgewater’s Fullscope and Ranzal results for the twelve months ended March 31, 2018. C$ = 0.78 US$. 17

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY STRONG GROWTH IN KEY INDUSTRY SEGMENTS Operates within the faster growing segments (Enterprise Software and I.T. Services) of the overall I.T. sector which is expected to reach US$1,347B in projected spending in 2018 Communication Services Data Center Systems Devices I.T. Services Enterprise Software In US$B $424 $391 $352 $1,003 $1,048 $933 $706 $715 $663 $188 $190 $181 $1,392 $1,452 $1,468 2017 2018E 2019E I.T. SERVICES & ENTERPRISE SOFTWARE US$1.3T ~4% and ~8% CAGR between 2016 & 2018E in the I.T. Services & Enterprise Software verticals, respectively spending in Fragmented market with high margin, specialized 2018 solutions Other Segments Less than 2% CAGR between 2016 & 2018E Lower margin more commoditized segment with large incumbents Source: Gartner Global I.T. Spending Forecast, April 2018 18

FINANCIAL OVERVIEW 19

ALITHYA GROUP INC. FINANCIAL OVERVIEW Increased scale provides support to the global platform as it pivots to higher margin business opportunities both organically and through acquisitions Revenue ($M) Gross Margin (%) C$207 15% C$152 C$105 13% 12% US$82 US$119 US$161 FY2016 FY2017 FY2018 Adjusted EBITDA ($M) Adjusted EBITDA Margin (%) C$10.0 C$6.1 C$3.2 4.8% 4.0% 3.1% US$2.5 US$4.7 US$7.8 FY2016 FY2017 FY2018 Note: Alithya financials were prepared under IFRS; Alithya financials for the fiscal year ended March 31, 2016 are unaudited; Alithya financials for the fiscal years ended March 31, 2017 and March 31, 2018 are audited; Reconciliation from Net Income to Adjusted EBITDA included in the Appendix to this presentation. C$ = 0.78 US$. 20

EDGEWATER FULLSCOPE AND RANZAL

FINANCIAL OVERVIEW

In connection with the transaction, Edgewater sold its Classic Consulting Business Unit in July 2018 and is merging its corporate expenses with Alithya's corporate infrastructure

REVENUE



Revenue (US$M)
Gross Margin (%)
US$103
US$113
US$104
US$102
34%
37%
38%
36%
2015
2016
2017
LTM June 30 2018

ADJUSTED BUSINESS UNIT EBITDA



Adjusted Business Unit EBITDA (US$M)
Adjusted Business Unit EBITDA Margin (%)
US$13.2
US$17.3
US$11.8
US$8.7
13%
15%
11%
8%
2015
2016
2017
LTM June 30 2018

CORPORATE EXPENSES

Expected to be reduced through integration with Alithya corporate infrastructure



US$11.5
US$10.4
US$14.8
US$8.4(1,2)
US$8.4(1,2)
2015
2016
2017
Excl. Non-Recurring
LTM June 30 2018

1) Such reduction is based on the current expectations of Alithya and Edgewater. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decision.
2) Normalized corporate expenses of US$8.4M anticipated at November 1, 2018 close.

Note: Edgewater Ranzal and Edgewater Fullscope financials represent business unit financials; Reconciliation from Operating Income to Adjusted Business Unit EBITDA included in the Appendix to this presentation; Reconciliation from audited 2017 Corporate Expenses to Normalized Corporate Expenses included in the Appendix to this presentation; Edgewater Technology financials were prepared under U.S. GAAP; Fiscal Year-End December 31.

Alithya EDGEWATER

21

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY

FY2018 PRO FORMA ADJUSTED EBITDA

New Alithya is expected to have combined revenue of ~US$264M (1) with Adjusted EBITDA margin of ~5.6%



US$20.0
US$15.0
US$10.0
US$5.0
--
US$3.3(2)
+US$6.4
+US$5.0
US$14.7
FY2018 Adj. EBITDA(1,3)
Elimination of Non-Recurring Corporate Expenses(4)
Synergies(5)
Pro Forma FY2018 Adj. EBITDA(1,3)

(Adj. EBITDA Margin: 1.2%)

(Adj. EBITDA Margin: 5.6%)

1) Twelve-month period ended March 31, 2018.
2) Calculated as Althya's adj. EBITDA for FY ended March 31, 2018 (C$10.0M x 0.78 US$/C$), adding Fullscope's LTM adj. EBITDA as of March 31, 2018 (US$7.1M) and Ranzal's LTM adj. EBITDA as of March 31, 2018 (US$3.2M) and subtracting Edgewater's corporate expenses (US$14.9M).
3) Reconciliation from Edgewater Operating Income to Edgewater Adjusted Business Unit EBITDA as well as reconciliation from Alithya Net Income to Alithya Adjusted EBITDA included in the Appendix to this presentation. Edgewater Adjusted EBITDA applies December 31, 2017 corporate expenses.
4) Reconciliation from audited 2017 Corporate Expenses to Normalized Corporate Expenses included in the Appendix to this presentation.
5) Approximate synergies are estimates based on the current expectations of Alithya and Edgewater. No assurance can be given that the combined company will achieve the expected synergies and Alithya's and Edgewater's expectations may change. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decision.

Note: Alithya financials were prepared under IFRS. Edgewater financials were prepared under U.S. GAAP. Accordingly, the financial results of the two entities reflected in this presentation may not be directly comparable. Average exchange rate for 2017 applied: C$ = 0.78 US$. All numbers in US$.

Alithya EDGEWATER

22

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY NTM PRO FORMA TARGET (1) NTM PRO FORMA TARGET (1) NTM REVENUE TARGET (1): C$340—C$360M NTM ADJUSTED EBITDA TARGET (1): C$22—C$24M TARGETS FOR THE NEXT 3 TO 5 YEARS… DOUBLE REVENUE BY 2x EXECUTING ITS DISCIPLINED BUILD AND BUY STRATEGY ADJUSTED MARGIN EXPANSION DRIVEN BY ECONOMIES EBITDA OF SCALE AND COMPLEMENTARY VALUE-MARGIN OF ADDED SERVICES IN 9—13% TRADITIONAL AND NICHE MARKETS 1) Next twelve months 2019 target ranges starting October 1, 2018, based on an assumed transaction close of November 1, 2018; Pro forma figures include full year contribution of the combination. Note: Long-term targets are estimates based on the current expectations of Alithya and Edgewater. No assurance can be given that the combined company will achieve the expected long-term targets and Alithya’s and Edgewater’s expectations may change. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of New Alithya may differ materially from these targets and investors should not rely on such targets in making any investment decision. Following exchange rate applied: C$ = 0.78 US$. All numbers in C$. 23

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY INVESTMENT HIGHLIGHTS + = NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY ENHANCED VALUE PROPOSITION WITH HIGHLY COMPLEMENTARY EXPERTISE AND 1 BROAD OFFERING ACROSS MULTIPLE VERTICALS AND PARTNERS, INCLUDING BOTH MICROSOFT AND ORACLE PRODUCTS 2 ATTRACTIVE NEAR-TERM VALUE CREATION THROUGH SIGNIFICANT COST SYNERGIES STEMMING FROM THE OPTIMIZATION OF CORPORATE FUNCTIONS EXPANDED GEOGRAPHIC PRESENCE WITH PAN NORTH-AMERICAN DELIVERY MODEL 3 PROVIDES FOR AMPLE REVENUE UPSIDE AND CROSS-SELLING OPPORTUNITIES WITH NEW AND EXISTING CLIENTS 4 PROVEN CONSOLIDATOR WITH A HISTORY OF SUCCESSFUL EXECUTION AND INTEGRATION OF M&A TRANSACTIONS IN A HIGHLY FRAGMENTED INDUSTRY 5 HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS 6 SEASONED MANAGEMENT TEAM WITH TRACK RECORD OF SUCCESSFUL ORGANIC AND EXTERNAL GROWTH 24

APPENDIX 25

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS (CONT’D) MICROSOFT Leader in ERP and CRM cloud solutions Enterprise Resource Planning (ERP) (Microsoft) Customer Relationship + Management (CRM) Business Intelligence (BI) Strong Brand Recognition 1 3x Microsoft Canada Cloud Partner of the Impact Award Winner Year 20+ Microsoft Partner Awards Multiple Levers of Growth Alithya’s Canadian platform BI Expansion in the West IP-based solutions Cloudization Diversified Verticals Consumer Packaged Goods Professional Services Life Sciences Distribution Chemicals Technology Manufacturing Financial Services 26

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS (CONT’D) ORACLE Leader in EBS, EPM and ERP cloud solutions Enterprise Management Software (EPM) (Oracle) Enterprise Resource + Planning (ERP) Analytics Strong Brand Recognition PLATINUM PARTNER PLATINUM PARTNER Cloud Select GOLD PARTNER Cloud Select | North America NORTH AMERICA PARTNER 100 Most Promising Big Outstanding Achievement Data Solutions Providers in Big Data Multiple Levers of Growth Alithya’s expertise in Oracle ERP Cloudization solutions IP-based solutions Further growth in North America Diversified Verticals Consumer Packaged Goods Financial Services Manufacturing Technology Energy Healthcare Oil & Gas 27

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS (CONT’D) OTHER BUSINESS LINES Offers a comprehensive range of I.T. and Develops I.T. business software engineering consulting services across strategies and operational Canada improvements Business analysis Project Investment management Architecture management Exploitation Strategic advisory and System governance development ERP Infrastructures Data analytics Seasoned talent-sourcing team offering recruiting, staffing, and head-hunting services Currently serves internal needs for specialists and consultants Other Practices Machine Learning Business Intelligence (BI) 28

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY KEY PILLARS OF GROWTH NEWLY ACHIEVED CRITICAL MASS IN HIGH DEMAND BI SEGMENT “CLOUDIZATION” OF MICROSOFT AND ORACLE PRODUCTS HIGHLY SPECIALIZED KNOWLEDGE BASE IN BROAD PRODUCT AND SERVICE OFFERING ENABLING FLEXIBLE, CLIENT-CENTRIC APPROACH TO PROVIDING SPECIALIZED SOLUTIONS 29

ALITHYA ADJUSTED EBITDA RECONCILIATION FOR THE FISCAL YEARS 2016, 2017 AND 2018 In C$K Net Loss Financial Expenses, Net Income Tax Expense (Recovery) Depreciation and Amortization Amortization of Intangibles EBITDA Plus: Impairment of Goodwill Plus: Share-based Compensation Plus: Restructuring Costs Plus: Business Acquisition Costs Plus: Redundant Office Space, Net of Sublease Revenue Plus: Non-recurring Consulting Fee Plus: Non-recurring Severance Plus: ERP Implementation Adjusted EBITDA Fiscal Year Ended March 31, 2016 (Audited) ($5,944) $1,637 (625) 273 3,592 ($1,067) $2,665 376 300 692 265 ———$3,231 Fiscal Year Ended March 31, 2017 (Audited) ($2,868) $1,631 (621) 449 5,179 $3,770 $ --1,167 --119 318 324 298 68 $6,064 Fiscal Year Ended March 31, 2018 (Audited) ($7,224) $2,097 (314) 870 5,724 $1,153 $ --4,163 --1,904 79 72 1,050 1,573 $9,994 Note: Alithya financials were prepared under IFRS; Fiscal Year-End March 31. 30

ALITHYA BUSINESS UNIT ADJUSTED EBITDA RECONCILIATION

FOR THE FISCAL YEAR 2018

In C$K	Fiscal Year Ended March 31, 2018 (Audited)
Net Loss	**($7,224)**
Financial Expenses, Net	$2,097
Income Tax Expense (Recovery)	(314)
Depreciation and Amortization	870
Amortization of Intangibles	5,724
EBITDA	**$1,153**
Plus: Impairment of Goodwill	$ --
Plus: Share-based Compensation	4,163
Plus: Restructuring Costs	--
Plus: Business Acquisition Costs	1,904
Plus: Redundant Office Space, Net of Sublease Revenue	79
Plus: Non-recurring Consulting Fee	72
Plus: Non-recurring Severance	1,050
Plus: ERP Implementation	1,573
Adjusted EBITDA	**$9,994**
Plus: Corporate Expenses	$14,850[1]
Adjusted Business Unit EBITDA	**$24,844**

1) Corporate Expenses include a portion of employee compensation costs net of tax credits, information technology and communications costs, occupancy costs, professional fees and other contracted labor, and other expenses.
Note: Alithya financials were prepared under IFRS.

Alithya EDGEWATER 31

EDGEWATER OPERATING INCOME BY SEGMENT RECONCILIATION EDGEWATER FULLSCOPE FOR THE LAST TWELVE MONTHS ENDED MARCH 31, 2018 LTM March 31, 2018 In US$M 10-Q Web Solutions NEO Severance Management Salary New Revenue Reporting Fullscope Standard Revenue $53.7 $1.0 $ — $ — $1.3 $56.0 Less: COGS 31.2 0.9 -—- 1.3 33.4 Gross Profit $22.4 $0.1 $ — $ — $ — $22.6 Less: SG&A $15.4 $0.0 $— $— $ — $15.4 Less: Hiring Solutions Expenses -—————-Plus: Tax Credits -—————-Plus: Adjustments -—————- Adjusted Business Unit EBITDA $7.1 $0.1 $ — $ — $ — $7.1 Depreciation & Amortization (0.8) (0.8) Operating Income $6.3 $0.1 $ — $ — $ — $6.4 Note: Edgewater financials were prepared under U.S. GAAP. 32

EDGEWATER OPERATING INCOME BY SEGMENT RECONCILIATION EDGEWATER FULLSCOPE FOR THE LAST TWELVE MONTHS ENDED JUNE 30, 2018 LTM June 30, 2018 In US$M 10-Q Web Solutions NEO Severance Management Salary New Revenue Reporting Fullscope Standard Revenue $52.3 $0.3 $ — $ — $3.6 $56.2 Less: COGS 30.4 0.4 -—- 3.6 34.3 Gross Profit $21.9 ($0.0) $ — $ — $ — $21.9 Less: SG&A $15.5 $0.0 $— $— $ — $15.5 Less: Hiring Solutions Expenses -—————-Plus: Tax Credits -—————-Plus: Adjustments -—————- Adjusted Business Unit EBITDA $6.5 ($0.0) $ — $ — $ — $6.4 Depreciation & Amortization (0.7) (0.7) Operating Income $5.7 ($0.0) $ — $ — $ — $5.7 Note: Edgewater financials were prepared under U.S. GAAP. 33

EDGEWATER OPERATING INCOME BY SEGMENT RECONCILIATION EDGEWATER RANZAL FOR THE LAST TWELVE MONTHS ENDED MARCH 31, 2018 LTM March 31, 2018 In US$M 10-Q Web Solutions NEO Severance Management Salary New Revenue Reporting Ranzal Standard Revenue $46.6 $ — $ — $ — $ — $46.6 Less: COGS 30.6 -———- 30.6 Gross Profit $15.9 $ — $ — $ — $ — $15.9 Less: SG&A $13.8 $— $— $— $ — $13.8 Less: Hiring Solutions Expenses -—————-Plus: Tax Credits -—————-Plus: Adjustments -—- 0.8 0.2 — 1.1 Adjusted Business Unit EBITDA $2.1 $ — $0.8 $0.2 $ — $3.2 Depreciation & Amortization (2.1) (2.1) Operating Income ($0.0) $ — $0.8 $0.2 $ — $1.1 Note: Edgewater financials were prepared under U.S. GAAP. 34

EDGEWATER OPERATING INCOME BY SEGMENT RECONCILIATION EDGEWATER RANZAL FOR THE LAST TWELVE MONTHS ENDED JUNE 30, 2018 LTM June 30, 2018 In US$M 10-Q Web Solutions NEO Severance Management Salary New Revenue Reporting Ranzal Standard Revenue $46.0 $ — $ — $ — $0.0 $46.1 Less: COGS 31.1 -——- 0.0 31.1 Gross Profit $15.0 $ — $ — $ — $ — $15.0 Less: SG&A $13.7 $— $— $— $ — $13.7 Less: Hiring Solutions Expenses -—————-Plus: Tax Credits -—————-Plus: Adjustments -—- 0.8 0.1 — 0.9 Adjusted Business Unit EBITDA $1.3 $ — $0.8 $0.1 $ — $2.3 Depreciation & Amortization (2.0) (2.0) Operating Income ($0.7) $ — $0.8 $0.1 $ — $0.2 Note: Edgewater financials were prepared under U.S. GAAP. 35

EDGEWATER CORPORATE EXPENSES RECONCILIATION EDGEWATER FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 and LTM Q1 2018 In US$M FY2017 LTM Q1 2018 Edgewater Corporate Expenses $14.8 Less: Previous Executives Compensation & Severance $2.5 Less: Previous Executives Bonus 0.9 Less: Retention Bonus 1.3 US$6.4M Less: Investment Banking Termination Fees 1.1 Cost Savings Less: Consent Solicitation Fees 0.7 Less: Non-Recurring Public Company Fees 0.0 Edgewater Normalized Corporate Expenses $8.4 $8.4(1) 1) Normalized corporate expenses anticipated at November 1, 2018 close. Note: Edgewater financials were prepared under U.S. GAAP. LTM normalized corporate expenses as at March 31, 2018 includes forecasted adjustment assumptions. 36

Combination of Alithya Group and Edgewater Technology A New North American Digital Technology Consulting Leader